NEWS RELEASE

EMX Royalty Receives Initial Cash Payment of US $65 Million From
IG Copper's Sale of the Malmyzh Project

Vancouver, British Columbia, October 30, 2018 (TSX Venture: EMX; NYSE American: EMX)– EMX Royalty Corporation (the “Company” or “EMX”) is pleased to announce that it has received its initial cash distribution of US $65.15 million from IG Copper LLC's (“IGC”) sale of the Malmyzh copper-gold porphyry project (“Malmyzh” or the "Project"). IGC sold Malmyzh to Russian Copper Company (“RCC”) for US $200 million, of which US $190 million has been released from escrow. 1 The remaining US $10 million from the sale is being held in escrow, and subject to certain conditions, cash distributions of up to US $4 million will be made to EMX as funds are released from escrow over the next 12 months.

EMX’s strategic investment in IGC resulted from the Company’s recognition of Malmyzh in 2011 as an early-stage opportunity with excellent discovery potential. EMX took a disciplined investment approach by backing IGC’s initiatives to steadily advance the Project over the years, and when market conditions allowed, maximized value for EMX's shareholders and IGC's investors by supporting the sale of Malmyzh to RCC. The Malmyzh sale is a milestone event for EMX, and the Company enthusiastically looks forward to future successes in building value for its shareholders.

About EMX. EMX leverages asset ownership and exploration insight into partnerships that advance our mineral properties, with EMX receiving pre-production payments and retaining royalty interests. EMX complements its royalty generation initiatives with royalty acquisitions and strategic investments. Please see www.EMXroyalty.com for more information.

About IGC. IGC, a privately held company, is led by President and CEO Thomas E. Bowens, and includes key personnel with a track record of exploration discovery and project development in the Russian Far East.

For further information contact:

David M. Cole	Scott Close
President and Chief Executive Officer	Director of Investor Relations
Phone: (303) 979-6666	Phone: (303) 973-8585
Email: Dave@EMXroyalty.com	Email: SClose@EMXroyalty.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements
This news release may contain “forward looking statements” that reflect the Company’s current expectations and projections about its future results. These forward-looking statements may include statements regarding perceived merit of properties, exploration results and budgets, mineral reserves and resource estimates, work programs, capital expenditures, timelines, strategic plans, market prices for precious and base metal, or other statements that are not statements of fact. When used in this news release, words such as “estimate,” “intend,” “expect,” “anticipate,” “will”, “believe”, “potential” and similar expressions are intended to identify forward-looking statements, which, by

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1 See EMX news release dated October 11, 2018.

Suite 501 – 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada
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their very nature, are not guarantees of the Company’s future operational or financial performance, and are subject to risks and uncertainties and other factors that could cause the Company’s actual results, performance, prospects or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements. These risks, uncertainties and factors may include, but are not limited to: unavailability of financing, failure to identify commercially viable mineral reserves, fluctuations in the market valuation for commodities, difficulties in obtaining required approvals for the development of a mineral project, increased regulatory compliance costs, expectations of project funding by joint venture partners and other factors.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this news release or as of the date otherwise specifically indicated herein. Due to risks and uncertainties, including the risks and uncertainties identified in this news release, and other risk factors and forward-looking statements listed in the Company’s MD&A for the six month period that ended on June 30, 2018 (the “MD&A”), and the most recently filed Form 20-F for the year ended December 31, 2017, actual events may differ materially from current expectations. More information about the Company, including the MD&A, the 20-F and financial statements of the Company, is available on SEDAR at www.sedar.com and on the SEC’s EDGAR website at www.sec.gov.

Suite 501 – 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada
Tel: (604) 688-6390 Fax: (604) 688-1157
www.EMXroyalty.com